Contact

www.linkedin.com/in/lenmills (LinkedIn)
www.pianalytics.net (Company)

Top Skills

Fixed Income
Data Science
Portfolio Management

Certifications

CFA Institute CE Program 5 Year Milestone
Chartered Financial Analyst (CFA)
Data Science Specialization
Certificate in Quantitative Finance (CQF)

Leonard Mills

Verte Family of Funds
College Park, Maryland, United States

Experience

Verte Family of Funds

Chief Executive
September 2019 - Present (3 years 4 months)

Verte OZ has the most companies among venture capital OZ funds. Verte OZ has a current portfolio of 10 high-growth, qualified OZ businesses. Verte OZ will continue to grow its by adding about 10-15 more companies as well as continuing with follow-on investments in our successful companies.

Less than 4% of qualified OZ funds invest in operating businesses, and only a tiny sliver of those invests in venture capital. Due to the higher-growth potential in venture capital, a VC-OZ strategy leads to higher expected returns and exit multiples, greater capital gains tax savings, increased diversification and a larger impact compared to a real estate OZ strategy. An investment multiple of 6x versus 3x over 10 years makes a substantial difference in these outcomes.

Verte OZ’s specific investment strategy is manifested in the high-growth companies that it has already invested in. The industries include robotics, data storage, electric vehicles, medical devices, logistics, software, and other technologies.

The Verte OZ companies already demonstrate the Fund’s commitment to the “3 E’s” of sustainable development:

Environmental responsibility (through greenhouse gas reduction, energy efficiency, reduced carbon footprints),

Economic growth (through innovation, jobs, workforce development, financial and tangible capital), and

Social Equity (through entrepreneurship, human capital, inclusive to minority and women founders/engineers, urban and rural communities). Verte OZ has the most diverse set of portfolio companies among OC-OZ funds.

SOZ EV

Managing Member
December 2019 - Present (3 years 1 month)

PI Analytics
Founder and President
2005 - Present (17 years)

PI Analytics Investment Adviser specializes in alternative assets that are hard to value and require expert skill to manage and invest. Our range of assets include real estate, credit-sensitive loans, private equity, venture capital and other investments. Alternative assets can be challenging to access, research, price, and understand. PI Analytics takes pride in providing opportunities in alternative assets for our investors. PI Analytics serves as an external manager to three venture capital funds.

Trade Street Advisors
Quantitative Finance/Modeling
January 2010 - Present (13 years)

Trade Street Advisors, LLC (Trade Street) is a provider of financial advisory and analytical services to asset managers, issuers of debt/equity and lending institutions.

Kevin D. Oden & Associates
Senior Analyst
June 2020 - Present (2 years 7 months)

Kevin D. Oden & Associates is one of the industry leaders in model risk management (MRM).

University of Maryland - Robert H. Smith School of Business
Adjunct Professor
September 2017 - September 2019 (2 years 1 month)

Data Science, Fixed Income, Credit Risk, Real Estate, Portfolio Management

Previous adjunct teaching positions:
- George Washington University
- Johns Hopkins University
- University of Maryland
- University of Pennsylvania

Wells Fargo Bank
SVP, Model Risk Management
2010 - 2015 (5 years)

Leader in model risk management:

- Responsible for model validations covering market risk, economic capital, counterparty risk, operational risk, residential mortgage, commercial real estate, Basel, CCAR/DFAST, stress testing, wealth advisory and A/L management
- Managed broad range of model review activities including validation, reviews, and ongoing monitoring
- Developed model governance infrastructure including model inventory, issues tracking, model risk policies, and project scheduling
- Present model risk management results to audit, oversight committees and regulatory bodies
- Managed a mid-size team plus large number of external consultants

firstREX
Executive Managing Director
2008 - 2010 (2 years)

Lead investment research, risk management and reporting for two private equity funds:

- ODIN Residential Real Equity Fund I investing in residential real estate equity positions through the REX Agreement and
- Equity Rock Opportunity Fund I investing in Agency mortgage derivatives

Property & Portfolio Research, Inc.
Director
2006 - 2008 (2 years)

Director of CRE Debt Research and Risk Management

- Head of Debt Business Line providing analytics and consulting:
- Researched and implemented credit models (PD/LGD) for commercial real estate mortgage loans and securities
- Model integration with Trepp, Bloomberg and other third party tools
- Provided investors with analysis and tools for risk-adjusted returns, credit risk, market assessments and portfolio strategies for commercial real estate including whole loans, CMBS, private placements, structured loans and derivatives
- Lead business development in collaboration with sales team
- Managed a small team

Avenue Capital Group
Chief Risk Officer, Avenue Mortgage Corporation
2005 - 2006 (1 year)

- Developed business plans for new public REIT venture and its management company
- Developed investment strategies centered on RMBS, CMBS and synthetic mortgage exposures
- Responsible for quantitative investment research and strategies
- Developed market, credit and operational risk policies and measures
- Developed critical accounting policies
- Designed analytical modeling framework for trading and risk management of credit and rate risk

Fannie Mae
Vice President
1991 - 2005 (14 years)

- Responsible for all research, development and implementation of all relative value and portfolio risk management analytics for the on-balance sheet portfolio.
- Products included Agency and private MBS and whole-loans, Agency debentures, interest-rate derivatives, basis trades, ABS.
- Analytics included pricing, relative value, portfolio market risk, asset-liability management, servicer and counterparty risk, hedge and purchased-premium accounting, credit pricing/surveillance,
- Directed and conducted proprietary research on mortgages (prepayment, default, severity, basis), fixed-income derivatives, portfolio strategies, trading and risk metrics
- Analytics application and data development/management
- Built and managed large organization of financial engineers, quantitative researchers, system architects and developers

Federal Reserve Bank of Philadelphia
Senior Economist
1987 - 1991 (4 years)

- Provided macroeconomic forecasts and policy analysis for senior management including the Bank President and Board of Directors for monetary policy decision-making
- Conducted financial and economic research for external publication
- Managed small team

Education

Tulane University

Ph.D., Econometrics · (1982 - 1986)

Hampden-Sydney College

BS, Mathematics · (1978 - 1981)